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                   UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                   SCHEDULE 13G

     Under the Securities Exchange Act of 1934

          (Amendment No.       2     )*

           Agri-Nutrition Group Limited
          ------------------------------
                 (Name of Issuer)

                   Common Stock
 -----------------------------------------------
          (Title of Class of Securities)

                    00849K-10-0
                  (CUSIP Number)

                 W. M. Jones, Jr.
            (Name of Reporting Persons)


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in the prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)





SEC 1745 (2-95)                                     Page 1 of 5

CUSIP No.  00849K-10-0                                   Page 2 of 5 Pages

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

                   W. M. Jones, Jr.

2.  Check the Appropriate Box if a Member of a Group*

    a.

    b.

3.  SEC Use Only

4.  Citizenship or Place of Organization

    U.S.A.

Number of                   5.  Sole Voting Power

Shares Beneficially                  650,573

Owned by                    6.  Shared Voting Power

Each Reporting

Person                      7.  Sole Dispositive Power
                                         650,573
With
                            8.  Shares Dispositive Power

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     650,573 (includes options to purchase 558,000 shares)

10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*


11.  Percent of Class Represented by Amount in Row 9

     7.3%

12.  Type of Reporting Person*

     IN




                   *SEE INSTRUCTION BEFORE FILLING OUT!

                          Page 2 of 5 Pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             SCHEDULE 13G Attachment

                                (Amendment No. 2)

                          Agri-Nutrition Group Limited
                   (Formerly PM Agri-Nutrition Group Limited)
                                (Name of Issuer)

                                W. M. Jones, Jr.
                           (Name of Reporting Person)

ITEM 1.

  (a)    Name of Issuer:  Agri-Nutrition Group Limited

  (b)    Address of Issuer's Principal Executive Offices:
                   Riverport Executive Center II
                   13801 Riverport Drive, Suite 111
                   Maryland Heights, Missouri 63043

ITEM 2.

  (a)    Name of Person Filing:  W. M. Jones, Jr.

  (b)    Address of Principal Business Office or, if none, Residence:

                                    Agri-Nutrition Group Limited
                                    Riverport Executive Center II
                                    13801 Riverport Drive, Suite 111
                                    Maryland Heights, Missouri 63043

  (c)    Citizenship:  U.S.A.

  (d)    Title of Class of Securities:  Common Stock

  (e)    CUSIP Number:   00849K-10-0

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

  (a)    |_|  Broker or Dealer registered under Section 15 of the Act

  (b)    |_|  Bank as defined in Section 3(a)(6) of the Act

  (c)    |_|  Insurance Company as defined in Section 3(a)(19) of the Act

  (d)    |_|  Investment Company registered under Section 8 of the Investment
              Company Act

  (e)    |_|  Investment Advisor registered under Section 203 of the Investment
              Advisors Act of 1940

  (f)    |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)

  (g)    |_| Parent Holding Company, in accordance withss.240.13d-1(b)(1)(ii)(G)
             (Note:  See Item 7)

  (h)    |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(H)

ITEM 4.   OWNERSHIP

  (a)     Amount Beneficially Owned:        650,573

          Includes options to purchase 558,000 shares of Common Stock held individually by Mr. Jones, and 62,000 shares of Common Stock held by Mr. Jones as trustee of a revocable inter vivos trust.

  (b)     Percent of Class:         7.3%

  (c)     Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote:                650,573
      (ii)   shared power to vote or to direct the vote               None
     (iii)   sole power to dispose or to direct the disposition of    650,573
      (iv)   shared power to dispose or to direct the disposition of  None

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_| .

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          N/A

ITEM 10. CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                      /s/ W. M. JONES, JR.
                                      W. M. Jones, Jr.



                                      Date